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                              SULLIVAN & CROMWELL
                                 48 Wall Street
                           New York, New York  10005

                                         December 31, 1976



Union Cash Management Fund, Inc.
One Banker Trust Plaza
New York, New York  10006

Dear Sirs:

     You have requested our opinion in connection with your Registration Statement on Form S-5 (File No 2-56805) which you have filed under the Securities Act of 1933 with respect to 25,000,000 shares of your capital stock, $.01 par value.

     As your counsel, we are familiar with your organization and corporate status and the legality of your capital stock. We are also familiar with the Distributing Agreement between you and Union Service Distributor, Inc.

     We advise you that, in our opinion:

          (a) Union Cash Management Fund, Inc. is a corporation duly organized and validly existing under the laws of the State of Maryland, with an authorized capital stock consisting of 500,000,000 shares, all of the same class and of the par value of $.01 each.

          (b) Shares of the capital stock of Union Cash Management Fund, Inc., when issued for at least the par value thereof in accordance with the above-mentioned Distributing Agreement, or as otherwise authorized by the Board of Directors, will be legally and validly issued, fully paid and nonassessable.

     We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of said Commission thereunder.

                                         Very truly yours,

                                         SULLIVAN & CROMWELL